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                            December 23, 2020

       Charlie Uchill
       Board Member and COO
       CERES Coin LLC
       c/o CM Solutions LLC
       39W462 Baert Lane
       St. Charles, IL 60175

                                                        Re: CERES Coin LLC
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Filed Filed October
6, 2020
                                                            File No. 024-11256

       Dear Mr. Uchill:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2020 letter.

       Amendment No. 5 to Form 1-A filed October 6, 2020

       Article XIV Securities Being Offered, page 114

   1. We note your response to comments 2 and 3. Considering the information provided in our
                                                        December 16, 2020
conference call, your assertion that the coins are mandatorily redeemable financial
instruments, as that term is defined in ASC 480-10-20, appears inconsistent with the
definition which indicates that a mandatorily redeemable financial instrument must be a
financial instrument issued in the form of shares. Please consider the following and tell
us whether you continue to believe ASC 480-10 applies to the coins and what consideration
was given to the applicability of ASC 470, ASC 815 and any other applicable accounting
literature.
 Charlie Uchill
FirstName LastNameCharlie  Uchill
CERES Coin    LLC
Comapany23,
December  NameCERES
               2020     Coin LLC
December
Page 2    23, 2020 Page 2
FirstName LastName
                In response to comments 2 and 3 as well as in our conference call on December 16,
              2020, you asserted that the coins are not equity.
                Your disclosure on page 23 states that the Coins will represent a debt obligation of the Company and thus will not entitle the holder(s) thereof to any equity interest, in
              or of the Company.
                Paragraph 6a of the Coins Rights Agreement states, in part, the Coins are not, and
              will not, be considered equity interests of the Company.
2. We note your response to comment 4. Considering the information provided in your response and representations made by the Company in our December 16, 2020 conference
         call, your assertion that annual cash flows (   Distributable
Transaction Fees   ) required to
         be paid to the Coin holders will represent contra revenue appears inconsistent with the guidance in ASC 606-10-15-2, which excludes ASC 470 debt from its scope. In light of this guidance, please tell us what consideration was given to accounting for the distributions as interest expense.
3. Please clarify whether proceeds from coin issuances will be classified as restricted cash on the balance sheet. In your reply, please analyze Section 4(e) (i) of the Coin Agreement, which indicates in part that the Company will cause any and all proceeds received by the
         Company from the sale of the Coins (other than all associated Transaction Fees earned by the Company) to be at all times specifically segregated and reserved by the Company to facilitate the Buyback of the Coins in the context of Rule 5-02.1 of Regulation S-X.
4. We note your response to comment 5, including your analysis and conclusion that the
         Tokens have certain preferential distribution and liquidation rights and should therefore be treated as preferred stock. Please clarify for us whether your incorporation documents, registration under Delaware law, or any other documents filed with the State of Delaware provide for such preferential rights.
5. Please analyze for us the liquidation rights of the tokens in the context of the guidance on liquidation events in ASC 480-10-S-99-3A, analyzing whether the token liquidation rights represent ordinary liquidation events or deemed liquidation events.
6. We note your response to comment 5. Please provide further supporting analysis for your conclusion that the income participation rights to token holders represent contra-revenue within the scope of ASC 606. In your response, please clarify whether the token holders, which you assert are equity holders, receive distributions as a function of their equity rights or their customer rights. Please include appropriate citation to authoritative literature to support your conclusion.
Article XV Financial Statements, page 139

7. Please revise your interim unaudited financial statements for the nine months ended
         September 30, 2020 to include the corresponding period of the preceding fiscal year in accordance with Part F/S (c)(1)(i) of Form 1-A.
 Charlie Uchill
CERES Coin LLC
December 23, 2020
Page 3
Private Investment Agreements, page F-1

8. We note your response to comment 6. In order to help us further evaluate your ASC 815-
         15 analysis as to whether the conversion option embedded in the PIA is required to be bifurcated, please address the following:
             Tell us how you determined that the fair value of the tokens is not an underlying if, as it appears, the fair value of the private investment agreement will change as the fair value of the token changes.
             Tell us how you determined that the initial net investment criteria in ASC 815-10-15-
             83b is not met considering the fact that due to the conversion formula it appears that the initial net investment in the private investment agreement is less, by more than a nominal amount, than the initial net investment that would be commensurate with the amount that would be exchanged to acquire the asset (i.e. the token) related to the underlying (i.e. the change in fair value of the token).
             Clarify how your analysis contemplates ASC 815-10-99c, whether the token is readily convertible to cash.
             Clarify whether any scope exceptions (e.g., ASC 815-10-15-74(a)) apply.
Statements of Cash Flows, page F-1

9. We note your response to comment 7 does not explain or provide us with the requested reconciliation highlighting the figures that make up the $222,168 of proceeds that were applied or show us how the remaining balance of $7,752 owed to the Company was
         calculated. We further note that the disclosure stating    for the
year ended December 31,
         2019, CM Solutions LLC applied proceeds from PIA investments to Company accrued
         expenses in the amount of $222,168    and that    the remaining
balance owed to the
         Company of $7,752 was included in the net write-off of the residual intercompany
         balances at December 31, 2019    continues to be included under
Non-cash investing and
         financing activities on page F-1F. Please explain the relevance of this disclosure and provide us with a reconciliation highlighting the figures that make up the $222,168 of proceeds that were applied and showing how the $7,752 was calculated. Alternatively, if appropriate, please remove this disclosure.
       You may contact Ben Phippen at (202) 551-3697 or Amit Pande at (202) 551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Dietrich King at (202) 551-8071 with any other questions.



FirstName LastNameCharlie Uchill                              Sincerely,
Comapany NameCERES Coin LLC
                                                              Division of
Corporation Finance
December 23, 2020 Page 3                                      Office of Finance
FirstName LastName